EXHIBIT 12
McKESSON CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES PREVIOUSLY INCLUDED IN THE ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2006

	Years Ended March 31,
(In millions)	2006	2005	2004	2003	2002

Earnings:
Income (Loss) from continuing operations before income taxes	$1,171	$(266)	$869	$812	$558

Adjustments:
Equity in net income of and dividends from equity investees	(15)	(4)	(1)	(6)	2
Fixed charges	133	159	158	165	161
Interest Capitalized	(4)	(6)	(4)	(3)	(2)

Earnings as adjusted	$1,285	$(117)	$1,022	$968	$719

Fixed charges:
Interest expense (a)	$94	$118	$120	$128	$126
Portion of rental expense representative of the interest factor	35	35	34	34	33
Capitalized interest	4	6	4	3	2

Total fixed charges	$133	$159	$158	$165	$161

Ratio:
Ratio of earnings to fixed charges	9.7	(b)	6.5	5.9	4.5

(a)	Interest expense includes amortization of debt discounts and deferred loan costs.

(b)	Earnings for the year ended March 31, 2005 were inadequate to cover fixed charges. The coverage deficiency was $276 million for ratio of earnings to fixed charges.